==============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (Amendment No. __)


                                 TIVO INC.


   Common Stock, $.001 par value per share                    888706108
------------------------------------------               --------------------
   (Title of class of securities)                           (CUSIP number)


        Lawrence P. Tu, Executive Vice President and General Counsel
                    National Broadcasting Company, Inc.
                 30 Rockefeller Plaza, New York, NY 10012,
                               (212) 664-7024
-------------------------------------------------------------------------------
          (Name, address and telephone number of person authorized to receive notices and communications)


                              August 28, 2001
-------------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].







===============================================================================



CUSIP NO. 888706108              13D                           Page 2 of

-------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:   National Broadcasting Company, Inc.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
               14-1682529
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:     (a) [_]
                                                                     (b) [X]
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      3        SEC USE ONLY

-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        WC

-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                        [_]

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      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     3,996,971
        SHARES
                        -------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   -0-
       OWNED BY
                        -------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                3,996,971
      REPORTING
                        -------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              -0-

-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
               3,996,971
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                   [_]

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    8.3% *

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     14        TYPE OF REPORTING PERSON:                CO

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         * Based on 45,167,179 common stock outstanding as of December 10,
2001 as reported in the Company's Quarterly Report on Form 10Q for the quarterly period ended October 31, 2001.



CUSIP NO. 888706108              13D                           Page 3 of

-------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:
               National Broadcasting Company Holding, Inc.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
               13-3448662
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:    (a) [_]
                                                                    (b) [X]
-------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        Not applicable

-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                        [_]
-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:        Disclaimed (see 11
        SHARES                                          below)
                        -------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:      -0-
       OWNED BY
                        ----- -------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:   Disclaimed (see 11
      REPORTING                                         below)
                        ----- -------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER: -0-

-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
               Beneficial ownership of all shares disclaimed by National Broadcasting Company Holding, Inc.
-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                 [_]

-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
               Not applicable (see 11 above)

-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

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CUSIP NO. 888706108              13D                         Page 4 of

-------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:
               General Electric Company
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
               14-0689340
-------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a) [_]
                                                                  (b) [X]
-------------------------------------------------------------------------------
      3        SEC USE ONLY

------------------------------------- -----------------------------------------
      4        SOURCE OF FUNDS:        Not applicable

-------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e):                        [_]

-------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

----------------------- ----- -------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:     Disclaimed (see 11 below)
        SHARES
                        -------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:   -0-
       OWNED BY
                        -------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER: Disclaimed (see 11 below)
      REPORTING
                        -------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER: -0-

-------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
               Beneficial ownership of all shares disclaimed by General Electric Company

-------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES:                                         [_]

-------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
               Not applicable (see 11 above)

-------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                CO

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Item 1.  Security and Issuer.

         The title and class of equity security to which this statement on
Schedule 13D relates is the common stock, par value $.001 per share of TiVo, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 2160 Gold Street, Alviso,
California 95002.

Item 2.  Identity and Background.

         This statement is being filed by National Broadcasting Company, Inc. ("NBC"), for and on behalf of itself, National Broadcasting Company Holding, Inc. ("NBC Holding") and General Electric Company ("GE"). The transactions disclosed in this statement herein are referred to as the "Investment." NBC is a wholly owned subsidiary of NBC Holding and NBC Holding is a wholly owned subsidiary of GE. NBC, NBC Holding and GE are referred to herein as the "Reporting Persons." An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

         NBC is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. The principal activities of NBC are the operation of television and cable broadcast networks and television stations and the provision of related media and Internet services. NBC Holding is a Delaware corporation with its principal executive offices located at 30 Rockefeller Plaza, New York, New York 10112. NBC Holding is a holding company which owns all of the common stock of NBC. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

         The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of NBC, NBC Holding and GE are set forth on Schedules A, B and C attached hereto, respectively.

         Except as set forth on Schedule D hereto, during the last five years none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         This statement is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.


Item 3.  Source and Amount of Funds or Other Consideration.

         On April 26, 1999, NBC acquired 1,013,415 shares of the Company's Series G Preferred Stock (the "Preferred Shares"). The Preferred Shares automatically converted to Common Stock upon the Company's initial public offering in September 1999. NBC paid an aggregate purchase price of $7,500,000 from its working capital. In connection therewith, (1) NBC, the Company and the other investors thereto entered into the Sixth Amended and Restated Investor Rights Agreement, dated as of April 16, 1999 (the "Investor Rights Agreement") which provides for certain transfer restrictions, registration rights, board rights and rights of first refusal and (2) NBC and the Company entered into a Programming Agreement dated as of April 16, 1999 (the "Programming Agreement") providing for certain services and rights to NBC.

         On August 28, 2001, NBC acquired (1) $10,000,000 aggregate principal amount of 7% Convertible Senior Notes Due 2006 (the "Note"), (2) 490,196 Warrants (each a "Five-Year Warrant") to purchase one share of TiVo common stock, par value $.001 per share (the "Common Stock") and (3) 742,721 Units (each a "Unit"), each consisting of (a) 742,721 Warrants (each a "One-Year Warrant") to purchase one share of Common Stock and 245,098 Warrants (each a "Five-Year Terminable Warrant" and, together with the Five-Year Warrants and the One-Year Warrants, the "Warrants"; the Notes and the Warrants are hereinafter referred to as the "Securities") to purchase .33 of a share of Common Stock. NBC paid an aggregate purchase price of $10,000,000 from its working capital. In addition, NBC and the Company executed (1) an Addendum to the April 16, 1999 programming agreement between NBC and the Company, dated as of August 28, 2001 (the "Programming Agreement Addendum") describing certain services to be provided by the Company to NBC and (2) an advertising agreement (the "Advertising Agreement") between NBC and the Company, dated as of August 28, 2001, for the purchase of advertising spots by the Company from NBC.

         David Zaslav, President of NBC Cable, has been serving as a director on the Company's Board of Directors since September 20, 2000. In connection therewith, Zaslav entered into an agreement with NBC, dated as of September 20, 2000 (the "Nominee Agreement"), whereby Zaslav agreed to hold as a nominee of NBC all current and future stock options granted by the Company to Zaslav in his capacity as a non-employee board member of the Company. Pursuant to the Nominee Agreement, Zaslav agreed to act upon the instructions of NBC with regard to such options. As of the date of this
Schedule 13D, Zaslav has been granted options to purchase up to 20,000 shares of the Company's Common Stock, 13,333 of which have vested and none of which have been exercised.

Item 4.  Purpose of Transaction.

         NBC acquired the Securities of the Company as an investment and holds them in the ordinary course of business and not with the purpose or effect of changing the control of the Company.

         NBC intends to review its investment on a regular basis and as a result thereof may at any time or from time to time, acquire additional securities of the Company or dispose of all or a portion of any securities of the Company in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

         NBC entered into a Series G Preferred Stock Purchase Agreement, dated as of April 16, 1999 (the "Series G Preferred Purchase Agreement") with the Company whereby it acquired 1,013,415 shares of the Company's Series G Preferred Stock (the "Preferred Shares"). The Preferred Shares automatically converted to Common Stock upon the Company's initial public offering in September 1999. In connection with the Series G Preferred Purchase Agreement, NBC, (1) the Company and the other investors thereto entered into the Investor Rights Agreement and (2) NBC and the Company entered into the Programming Agreement. Pursuant to the Amended and Restated Certificate of Incorporation that was filed on April 15, 1999 in connection with the issuance of the Series G Preferred Stock (the "Amended Charter"), the holders of the Preferred Shares, voting together as a separate class, have the right to elect to one member of the Company's board of directors. David Zaslav, President of NBC Cable Networks currently serves as the board designee of the Preferred Shares. Each of the Agreements related to the foregoing is filed as an exhibit hereto (as indicated below) and incorporated by reference herein.

         The Investor Rights Agreement provides among other things, that, other than certain permitted transfers, the Preferred Shares and the Common Stock issuable upon conversion thereof may not be transferred unless there is a registration statement in effect covering the proposed disposition and the transferee has agreed to be bound by the terms of the Investor Rights Agreement. The Investor Rights Agreement also provides for demand registration rights, piggyback registration rights, Form S-3 registration rights and a right of first refusal to purchase each holder's pro rata share in any subsequent issuance of equity securities by the Company as described in the Investor Rights Agreement.

         NBC entered into a (1) Note and Warrant Purchase Agreement, dated as of August 28, 2001 (the "Note and Warrant Purchase Agreement") with the Company, (2) Registration Rights Agreement, dated as of August 28, 2001 (the "Registration Rights Agreement") with the Company, (3) Letter Agreement, dated as of August 28, 2001 (the "Letter Agreement") with the Company, (4) the Operational Agreement and (5) the Advertising Agreement to effectuate the transactions contemplated by the Agreements (as described below). Each of the Agreements related to the foregoing is filed as an exhibit hereto (as indicated below) and incorporated by reference herein.

         NBC and the Company entered into a Note and Warrant Purchase Agreement whereby NBC acquired the (1) $10,000,000 aggregate principal amount Note convertible into shares of Common Stock, (2) 490,196 Five-Year Warrants to purchase one share of Common Stock and (3) 742,721 Units, each consisting of (a) 742,721 One-Year Warrants to purchase one share of Common Stock and 245,098 Five-Year Terminable Warrants to purchase .33 of a share of Common Stock. This description is not complete and is subject to the terms of the Note and Warrant Purchase Agreement which is attached as an exhibit hereto.

         The Notes are convertible at any time prior to maturity (August 15, 2006) into Common Stock, initially at a conversion price of $6.73 per share, subject to certain conversion price adjustments. The Company may redeem some or all of the Notes, at any time before maturity, at a redemption price, in cash, of $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. The holder of the Notes may require the Company to repurchase the Notes, in cash at 110% of the principal amount of the Notes plus accrued and unpaid interest, upon certain changes of control and the delisting of the Common Stock.

         Each Five Year Warrant represents the right to purchase one share of Common Stock and is exercisable at any time on or before August 28, 2006. The exercise price of the Five Year Warrants is $7.85 per share of Common Stock, subject to certain antidilution adjustments.

         Each Unit consists of one One Year Warrant to purchase one share of Common Stock and one Five Year Terminable Warrant to purchase .33 of a share of Common Stock. The One Year Warrant and the Five Year Terminable Warrant that comprise each Unit are not separately transferable, except that upon the exercise of the One Year Warrant, the corresponding Five Year Terminable Warrant may thereafter be separately transferred.

         Each One Year Warrant represents the right to purchase one share of Common Stock and is exercisable at any time on or before August 28, 2002, subject to early termination as described below. The exercise price of the One Year Warrants is $6.73 per share of Common Stock, subject to certain antidilution adjustments. The One Year Warrants are terminable by the Company at any time if the closing price per share of the Common Stock exceeds 150% of the then effective exercise price for any 20 out of 30 consecutive trading days (referred to as the "Determination Period") and the shelf registration statement is effective and available for use at all times during the period beginning 60 days prior to the date on which the Company mails notice of the termination of the One Year Warrant and ending on the 60th day after the mailing date of the notice of termination, and is expected to remain effective and available for use for at least 30 days following the 60th day. If the Company elects to terminate the One Year Warrant, it may do so only if, within 30 days after the end of the Determination Period, it provides notice of termination to the holders. The One Year Warrants will expire 60 days after the mailing date of the notice of termination.

         Each Five Year Terminable Warrant represents the right to purchase ..33 of a share of Common Stock. The Five Year Terminable Warrants are exercisable at any time on or after the separation date for such warrant and on or before August 28, 2006, subject to early termination as described below. The exercise price of the Five Year Terminable Warrants is $7.85 per share of Common Stock, subject to certain antidilution adjustments. In the event that the One Year Warrant included in such Unit terminates or expires without having been exercised, the corresponding Five Year Terminable Warrant will also terminate. The termination of the Five Year Terminable Warrant will be effective as of the date of the termination or expiration of the One Year Warrant.

         The Registration Rights Agreement provides that the Company will file a shelf registration statement for the resale of the Notes, the Common Stock issuable upon conversion of the Notes, the Warrants and the Common Stock issuable upon exercise of the Warrants and maintain the effectiveness of such shelf registration statement until the earlier of the sale of all of the registrable securities under the registration statement and August 28, 2003.

         The Letter Agreement provides that during the first 45 days after any conversion of Notes or exercise of Warrants by NBC, NBC shall not sell or transfer the Common Stock issued upon conversion of such Notes or upon the exercise of such Warrants.

         The above description of the Preferred Shares and the Securities is not complete and is subject to the terms of the applicable agreements and documents attached hereto as exhibits and incorporated herein by reference.

         Although the foregoing represents the range of activities currently contemplated by the Reporting Persons with respect to the Company, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

         Except as set forth above, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The responses of the Reporting Persons to Rows (11) through
(13) of the cover pages of this statement on Schedule 13D are incorporated herein by reference. As of February 6, 2002, NBC beneficially owned in the aggregate 3,976,971 shares of the Common Stock of the Company (assuming the conversion of all of its Notes and the exercise of its Warrants), representing approximately 8.3% of the outstanding shares of the Company (based on the number of shares outstanding as of December 10, 2001 as reported in the Company's Quarterly Report on Form 10Q for the quarterly period ended October 31, 2001), after giving effect to the issuance of Common Stock by the Company to NBC pursuant to the Note and Warrant Purchase Agreement and assuming NBC's conversion of all of its Notes and Warrants.

         Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors, or executive officers, beneficially owns any shares of Common Stock of the Company.

         (b) The responses of the Reporting Persons to (i) Rows (7) through
(10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference. As further described in
Item 6, NBC has entered into an arrangement with respect to the disposition of the Common Stock acquired pursuant to the Note and Warrant Purchase Agreement.

         Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock of the Company which they may be deemed to beneficially own.

         (c ) Except as disclosed in Item 3 hereof, none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock of the Company during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

         Neither the filing of this Schedule 13D or any amendment thereto, nor anything contained herein is intended as, or should be construed as, an admission that GE or NBC Holding is the "beneficial owner" of any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The response to Items 3, 4 and 5 hereof is incorporated herein by reference. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Company.

         A joint filing agreement among the Reporting Persons with respect to the filing of this Schedule 13D and any amendments thereto is attached hereto as Exhibit 1.

Item 7.  Materials to be Filed as Exhibits.

Exhibit 1 Joint Filing Agreement by and among National Broadcasting Company, Inc., National Broadcasting Company Holding, Inc. and General Electric Company, dated February 14, 2002.

Exhibit 2 Series G Preferred Stock Agreement by and between TiVo, Inc., and NBC Multimedia, Inc., dated as of April 16, 1999.

Exhibit 3 Sixth Amended and Restated Investor Rights Agreement by and among TiVo, Inc., and the purchasers of the Company's Series A, B, C, D, E, F and G Preferred Stock and Registrable Common Stock, dated as of April 16, 1999.

Exhibit 4 Amended and Restated Certificate of Incorporation of TiVo Inc. filed on April 15, 1999.

Exhibit 5 Note and Warrant Purchase Agreement, dated as of August 28, 2001 between NBC and the TiVo Inc.

Exhibit 6 Registration Rights Agreement, dated as of August 28, 2001, between NBC and TiVo Inc.

Exhibit 7         Letter agreement, dated as of August 28, 2001, between
                  NBC and TiVo Inc.

Exhibit 8 Advertising Agreement between NBC and the Company, dated as of August 28, 2001.

Exhibit 9 Warrant Agreement (for One Year Warrants), dated as of August 28, 2001, between TiVo Inc. and The Bank of New York as Warrant Agent.

Exhibit 10 Warrant Agreement (for Five Year Terminable Warrants), dated as of August 28, 2001, between TiVo Inc. and The Bank of New York as Warrant Agent.

Exhibit 11 Warrant Agreement (for Five Year Warrants), dated as of August 28, 2001, between TiVo Inc. and The Bank of New York as Warrant Agent.

Exhibit 12 Indenture, dated as of August 28, 2001, between TiVo, Inc. as Issuer and The Bank of New York, as Trustee for 7% Convertible Senior Notes Due 2006.

Exhibit 13 7% Convertible Senior Notes due 2006 No. CSN-17 (CUSIP no. 888706AB4)

Exhibit 14 Warrant Certificate No. FYW-17 (CUSIP No. 888706 12 4) (Five Year Warrant)

Exhibit 15 Warrant Certificate No. OYW-17 (Unit CUSIP No. 888706 40 5; Warrant CUSIP No. 888-706 15 7) (One Year Warrant)

Exhibit 16 Warrant Certificate No. FYTW-17 (Unit CUSIP No. 888706 40 5; Warrant CUSIP No. 888706 14 0) (Five Year Terminable Warrant).

Exhibit 17 Nominee Agreement, dated as of September 20, 2000, between David Zaslav and National Broadcasting Company, Inc.


                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   March 18, 2002


GENERAL ELECTRIC COMPANY


By: /s/ Robert E. Healing
    ---------------------------------
    Name:  Robert E. Healing
    Title: Attorney-in-Fact


NATIONAL BROADCASTING COMPANY HOLDING, INC.


By: /s/ Elizabeth A. Newell
    ----------------------------------
    Name:  Elizabeth A. Newell
    Title: Assistant Secretary


NATIONAL BROADCASTING COMPANY, INC.


By: /s/ Elizabeth A. Newell
    ----------------------------------
    Name:  Elizabeth A. Newell
    Title: Assistant Secretary





                                 SCHEDULE A

                    NATIONAL BROADCASTING COMPANY, INC.

                                 DIRECTORS



                                    PRESENT
NAME                                BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----                                ----------------                                    --------------------

S.S. Cathcart                       222 Wisconsin Avenue                                Retired Chairman,
                                    Suite 103                                           Illinois Tool Works
                                    Lake Forest, IL 60045

D.D. Dammerman                      General Electric Company                            Vice Chairman of the Board and
                                    3135 Easton Turnpike                                Executive Officer, General
                                    Fairfield, CT 06431                                 Electric Company; Chairman,
                                                                                        General Electric Capital
                                                                                        Services, Inc.

P. Fresco                           Fiat SpA                                            Chairman of the Board,
                                    via Nizza 250                                       Fiat SpA
                                    10126 Torino, Italy

A. M. Fudge                         General Electric Company                            Former Executive Vice President
                                    3135 Easton Turnpike                                Kraft Foods, Inc.
                                    Fairfield, CT 06431

J. R. Immelt                        General Electric Company                            Chairman of the Board
                                    3135 Easton Turnpike                                and Chief Executive
                                    Fairfield, CT 06431                                 Officer, General Electric
                                                                                        Company

A. Jung                             Avon Products, Inc.                                 President and Chief
                                    1345 Avenue of the Americas                         Executive Officer,
                                    New York, NY  10105                                 Avon Products, Inc.

K.G. Langone                        Invemed Associates, Inc.                            Chairman, President and Chief
                                    375 Park Avenue                                     Executive Officer,
                                    New York, NY  10152                                 Invemed Associates, Inc.

R.B. Lazarus                        Ogilvy & Mather Worldwide                           Chairman and Chief
                                    309 West 49th Street                                Executive Officer
                                    New York, NY 10019-7316

S.G. McNealy                        Sun Microsystems, Inc.                              Chairman, President and Chief
                                    901 San Antonio Road                                Executive Officer,
                                    Palo Alto, CA 94303-4900                            Sun Microsystems, Inc.

G.G. Michelson                      Federated Department Stores                         Former Member of the
                                    151 West 34th Street                                Board of Directors,
                                    New York, NY 10001                                  Federated Department
                                                                                        Stores

S. Nunn                             King & Spalding                                     Partner, King & Spalding
                                    191 Peachtree Street, N.E.
                                    Atlanta, Georgia 30303

R.S. Penske                         Penske Corporation                                  Chairman of the Board
                                    13400 Outer Drive, West                             and President, Penske
                                    Detroit, MI 48239-4001                              Corporation

F.H.T. Rhodes                       Cornell University                                  President Emeritus,
                                    3104 Snee Building                                  Cornell University
                                    Ithaca, NY 14853

G. L. Rogers                        General Electric Company                            Vice Chairman of the Board and
                                    3135 Easton Turnpike                                Executive Officer, General
                                    Fairfield, CT 06431                                 Electric Company

A.C. Sigler                         Champion International                              Retired Chairman of the
                                    Corporation                                         Board and CEO
                                    1 Champion Plaza                                    and former Director,
                                    Stamford, CT 06921                                  Champion International
                                                                                        Corporation

D.A. Warner III                     J. P. Morgan Chase & Co.,                           Chairman of the Board
                                    270 Park Avenue                                     The Chase Manhattan Bank and
                                    New York, NY 10017-2070                             Morgan Guaranty Trust Co. of
                                                                                        New York

R. C. Wright                        National Broadcasting Company, Inc.                 Vice Chairman of the Board and
                                    30 Rockefeller Plaza                                Executive Officer, General
                                    New York, NY  10112                                 Electric Company; Chairman
                                                                                        and Chief Executive Officer,
                                                                                        National Broadcasting Company, Inc.

                                                               Citizenship
                                                 P. Fresco                        Italy
                                                 Andrea Jung                      Canada
                                                 All Others                       U.S.A.




                     NATIONAL BROADCASTING COMPANY, INC

                             EXECUTIVE OFFICERS


                                    PRESENT
NAME                                BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----                                ----------------                                    ----------------------

J.R. Immelt                         General Electric Company                            Chairman of the Board and
                                    3135 Easton Turnpike                                Chief Executive Officer
                                    Fairfield, CT 06431

R. C. Wright                        National Broadcasting Company, Inc.                 Vice Chairman of the Board and
                                    30 Rockefeller Plaza                                Executive Officer, General
                                    New York, NY  10112                                 Electric Company; Chairman
                                                                                        and Chief Executive Officer

Mark Vachon                         National Broadcasting Company, Inc.                 Executive Vice President/
                                    30 Rockefeller Plaza                                Chief Financial Officer/
                                    New York, NY  10112                                 Treasurer

W. L. Bolster                       National Broadcasting Company, Inc.                 Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

R. Cotton                           National Broadcasting Company, Inc.                 Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

D. Ebersol                          National Broadcasting Company, Inc.                 Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

J. W. Eck                           National Broadcasting Company, Inc.                 Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

R. A. Falco                         National Broadcasting Company, Inc.                 Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

B. W. Heineman, Jr.                 General Electric Company                            Senior Vice President -
                                    3135 Easton Turnpike                                General Counsel and Secretary
                                    Fairfield, CT 06431                                 General Electric Company

J. W. Ireland III                   National Broadcasting Company, Inc.                 Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

A. R. Lack                          National Broadcasting Company, Inc.                 President and Chief Operating
                                    30 Rockefeller Plaza                                Officer
                                    New York, NY  10112

P. Madison                          National Broadcasting Company, Inc.                 Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

S. Sassa                            National Broadcasting Company, Inc.                 Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

E. J. Scanlon                       National Broadcasting Company, Inc.                 Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

N. Shapiro                          National Broadcasting Company, Inc.                 Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

P. Thomas-Graham                    National Broadcasting Company, Inc.                 Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

L. Tu                               National Broadcasting Company, Inc.                 Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

M. Yudkovitz                        National Broadcasting Company, Inc.                 Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

D. Zaslav                           National Broadcasting Company, Inc.                 Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112

J. Zucker                           National Broadcasting Company, Inc.                 Executive Vice President
                                    30 Rockefeller Plaza
                                    New York, NY  10112




                                 SCHEDULE B

                NATIONAL BROADCASTING COMPANY HOLDING, INC.

                                 DIRECTORS


                                    PRESENT
NAME                                BUSINESS ADDRESS                             PRINCIPAL OCCUPATION
----                                ----------------                             --------------------

James I. Cash, Jr.                  Harvard Business School                     Professor of Business
                                    Morgan Hall                                 Administration-Graduate
                                    Soldiers Field   Road                       School of Business
                                    Boston, MA 02163                            Administration, Harvard
                                                                                University

S.S. Cathcart                       222 Wisconsin Avenue                        Retired Chairman,
                                    Suite 103                                   Illinois Tool Works
                                    Lake Forest, IL 60045

D.D. Dammerman                      General Electric Company                    Vice Chairman of the Board and
                                    3135 Easton Turnpike                        Executive Officer, General
                                    Fairfield, CT 06431                         Electric Company; Chairman,
                                                                                General Electric Capital
                                                                                Services, Inc.

P. Fresco                           Fiat SpA                                    Chairman of the Board,
                                    via Nizza 250                               Fiat SpA
                                    10126 Torino, Italy

Claudio Gonzalez                    Kimberly-Clark de Mexico,                   Chairman of the Board
                                    S.A. de C.V.                                and Chief Executive Officer,
                                    Jose Luis Lagrange 103,                     Kimberly-Clark de Mexico,
                                    Tercero Piso                                S.A. de C.V.
                                    Colonia Los Morales
                                    Mexico, D.F. 11510, Mexico

A. Jung                             Avon Products, Inc.                         President and Chief
                                    1345 Avenue of the Americas                 Executive Officer,
                                    New York, NY  10105                         Avon Products, Inc.

S.G. McNealy                        Sun Microsystems, Inc.                      Chairman, President and Chief
                                    901 San Antonio Road                        Executive Officer,
                                    Palo Alto, CA 94303-4900                    Sun Microsystems, Inc.

G.G. Michelson                      Federated Department Stores                 Former Member of the
                                    151 West 34th Street                        Board of Directors,
                                    New York, NY 10001                          Federated Department
                                                                                Stores

S. Nunn                             King & Spalding                             Partner, King & Spalding
                                    191 Peachtree Street, N.E.
                                    Atlanta, Georgia 30303

R.S. Penske                         Penske Corporation                          Chairman of the Board
                                    13400 Outer Drive, West                     and President, Penske
                                    Detroit, MI 48239-4001                      Corporation

F.H.T. Rhodes                       Cornell University                          President Emeritus,
                                    3104 Snee Building                          Cornell University
                                    Ithaca, NY 14853

A.C. Sigler                         Champion International                      Retired Chairman of the
                                    Corporation                                 Board and CEO
                                    1 Champion Plaza                            and former Director,
                                    Stamford, CT 06921                          Champion International
                                                                                Corporation

D.A. Warner III                     J. P. Morgan Chase & Co.,                   Chairman of the Board
                                    270 Park Avenue                             The Chase Manhattan Bank and
                                    New York, NY 10017-2070                     Morgan Guaranty Trust Co. of
                                                                                New York


                                                             Citizenship
                                                 P. Fresco                        Italy
                                                 Andrea Jung                      Canada
                                                 All Others                       U.S.A.


                   NATIONAL BROADCASTING COMPANY HOLDING, INC. EXECUTIVE OFFICERS


                                    PRESENT
NAME                                BUSINESS ADDRESS                                    PRINCIPAL OCCUPATION
----                                ----------------                                    ---------------------

Robert C. Wright                    National Broadcasting Company, Inc.                 Chairman, Chief
                                    30 Rockefeller Plaza                                Executive Officer
                                    New York, NY 10112

Andrew Lack                         National Broadcasting Company, Inc.                 President, Chief
                                    30 Rockefeller Plaza                                Operating Officer
                                    New York, NY 10112

Mark Vachon                         National Broadcasting Company, Inc.                 Vice President,
                                    30 Rockefeller Plaza                                Treasurer
                                    New York, NY 10112

Brian O'Leary                       National Broadcasting Company, Inc.                 Assistant Treasurer
                                    30 Rockefeller Plaza
                                    New York, NY 10112

Benjamin Heineman, Jr.              General Electric Company                            Secretary
                                    3135 Easton Turnpike
                                    Fairfield, CT 06431

Eliza Fraser                        General Electric Company                            Assistant Secretary
                                    3135 Easton Turnpike
                                    Fairfield, CT 06431

Elizabeth Newell                    National Broadcasting Company, Inc.                 Assistant Secretary
                                    30 Rockefeller Plaza
                                    New York, NY 10112



                                 SCHEDULE C

                          GENERAL ELECTRIC COMPANY

                                 DIRECTORS


                                    PRESENT
NAME                                BUSINESS ADDRESS                              PRINCIPAL OCCUPATION
----                                ----------------                              ----------------------

J.I. Cash, Jr.                      Harvard Business School                     Professor of Business
                                    Morgan Hall                                 Administration-Graduate
                                    Soldiers Field   Road                       School of Business
                                    Boston, MA 02163                            Administration, Harvard
                                                                                University

S.S. Cathcart                       222 Wisconsin Avenue                        Retired Chairman,
                                    Suite 103                                   Illinois Tool Works
                                    Lake Forest, IL 60045

D.D. Dammerman                      General Electric Company                    Vice Chairman of the Board and
                                    3135 Easton Turnpike                        Executive Officer, General
                                    Fairfield, CT 06431                         Electric Company; Chairman,
                                                                                General Electric Capital
                                                                                Services, Inc.

P. Fresco                           Fiat SpA                                    Chairman of the Board,
                                    via Nizza 250                               Fiat SpA
                                    10126 Torino, Italy

A.M. Fudge                          4 Lowlyn Road                               Former Executive Vice President
                                    Westport, CT  06880                         Kraft Foods, Inc.

C.X. Gonzalez                       Kimberly-Clark de Mexico,                   Chairman of the Board
                                    S.A. de C.V.                                and Chief Executive Officer,
                                    Jose Luis Lagrange 103,                     Kimberly-Clark de Mexico,
                                    Tercero Piso                                S.A. de C.V.
                                    Colonia Los Morales
                                    Mexico, D.F. 11510, Mexico

J.R. Immelt                         General Electric Company                    Chairman of the Board
                                    3135 Easton Turnpike                        and Chief Executive
                                    Fairfield, CT 06431                         Officer, General Electric
                                                                                Company

A. Jung                             Avon Products, Inc.                         Chairman and Chief
                                    1345 Avenue of the Americas                 Executive Officer,
                                    New York, NY  10105                         Avon Products, Inc.

K.G. Langone                        Invemed Associates, Inc.                    Chairman, President and Chief
                                    375 Park Avenue                             Executive Officer,
                                    New York, NY  10152                         Invemed Associates, Inc.

R.B. Lazarus                        Ogilvy & Mather Worldwide                   Chairman and Chief
                                    309 West 49th Street                        Executive Officer
                                    New York, NY 10019-7316

S.G. McNealy                        Sun Microsystems, Inc.                      Chairman, President and Chief
                                    901 San Antonio Road                        Executive Officer,
                                    Palo Alto, CA 94303-4900                    Sun Microsystems,
Inc.

G.G. Michelson                      Federated Department Stores                 Former Member of the
                                    151 West 34th Street                        Board of Directors,
                                    New York, NY 10001                          Federated Department
                                                                                Stores

S. Nunn                             King & Spalding                             Partner, King & Spalding
                                    191 Peachtree Street, N.E.
                                    Atlanta, Georgia 30303

R.S. Penske                         Penske Corporation                          Chairman of the Board
                                    13400 Outer Drive, West                     and President, Penske
                                    Detroit, MI 48239-4001                      Corporation

F.H.T. Rhodes                       Cornell University                          President Emeritus,
                                    3104 Snee Building                          Cornell University
                                    Ithaca, NY 14853

G.L. Rogers                         General Electric Company                    Vice Chairman of the Board and
                                    3135 Easton Turnpike                        Executive Officer, General
                                    Fairfield, CT 06431                         Electric Company

A.C. Sigler                         Champion International                      Retired Chairman of the
                                    Corporation                                 Board and CEO
                                    1 Champion Plaza                            and former Director,
                                    Stamford, CT 06921                          Champion International
                                                                                Corporation

D.A. Warner III                     J. P. Morgan Chase & Co.,                   Retired Chairman of the Board
                                    The Chase Manhattan Bank and
                                    Morgan Guaranty Trust Co. of New York
                                    345 Park Avenue
                                    New York, NY 10154

R.C. Wright                         National Broadcasting Company, Inc.         Vice Chairman of the Board and
                                    30 Rockefeller Plaza                        Executive Officer, General
                                    New York, NY  10112                         Electric Company; Chairman
                                                                                and Chief Executive Officer,
                                                                                National Broadcasting Company, Inc.


                                                Citizenship

                                    P. Fresco                          Italy
                                    C. X. Gonzalez            Mexico
                                    Andrea Jung                        Canada
                                    All Others                         U.S.A.




                GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS



                                   PRESENT
NAME                               BUSINESS ADDRESS                             PRINCIPAL OCCUPATION
----                               ----------------                             --------------------

J.R. Immelt                        General Electric Company                     Chairman of the Board and
                                   3135 Easton Turnpike                         Chief Executive Officer
                                   Fairfield, CT 06431

P.D. Ameen                         General Electric Company                     Vice President and Comptroller
                                   3135 Easton Turnpike
                                   Fairfield, CT 06431

J.R. Bunt                          General Electric Company                     Vice President and Treasurer
                                   3135 Easton Turnpike
                                   Fairfield, CT 06431

D.C. Calhoun                       General Electric Company                     Senior Vice President -
                                   1 Neumann Way                                GE Aircraft Engines
                                   Cincinnati, OH  05215

J.P. Campbell                      General Electric Company                     Vice President -
                                   Appliance Park                               GE Appliances
                                   Louisville, KY 40225

W.J. Conaty                        General Electric Company                     Senior Vice President -
                                   3135 Easton Turnpike                         Human Resources
                                   Fairfield, CT 06431

D.D. Dammerman                     General Electric Company                     Vice Chairman of the Board and
                                   3135 Easton Turnpike                         Executive Officer, General
                                   Fairfield, CT 06431                          Electric Company; Chairman,
                                                                                General Electric Capital
                                                                                Services, Inc.

S.C. Donnelly                      General Electric Company                     Senior Vice President -
                                   One Research Circle                          Corporate Research
                                   Niskayuna 12309                              and Development

M.J. Espe                          General Electric Company                     Senior Vice President -
                                   Nela Park                                    GE Lighting
                                   Cleveland, OH 44112

Y. Fujimori                        General Electric Company                     Senior Vice President -
                                   1 Plastics Avenue                            GE Plastics
                                   Pittsfield, MA 01201

B.W. Heineman, Jr.                 General Electric Company                     Senior Vice President -
                                   3135 Easton Turnpike                         General Counsel and Secretary
                                   Fairfield, CT 06431

J.M. Hogan                         General Electric Company                     Senior Vice President -
                                   P.O. Box 414                                 GE Medical Systems
                                   Milwaukee, WI 53201

R.A. Jeffe                         General Electric Company                     Senior Vice President -
                                   3135 Easton Turnpike                         Corporate Business
                                   Fairfield, CT  06431                         Development

J. Krenicki, Jr.                   General Electric Company                     Vice President -
                                   2901 East Lake Road                          GE Transportation Systems
                                   Erie, PA  16531

R.W. Nelson                        General Electric Company                     Vice President -
                                   3135 Easton Turnpike                         Corporate Financial Planning
                                   Fairfield, CT 06431                          and Analysis

G.M. Reiner                        General Electric Company                     Senior Vice President -
                                   3135 Easton Turnpike                         Chief Information Officer
                                   Fairfield, CT 06431

J.G. Rice                          General Electric Company                     Senior Vice President -
                                   1 River Road                                 GE Power Systems
                                   Schenectady, NY 12345

G.L. Rogers                        General Electric Company                     Vice Chairman of the Board
                                   3135 Easton Turnpike                         and Executive Officer
                                   Fairfield, CT 06431

K.S. Sherin                        General Electric Company                     Senior Vice President - Finance
                                   3135 Easton Turnpike                         and Chief Financial Officer
                                   Fairfield, CT 06431

L.G. Trotter                       General Electric Company                     Senior Vice President -
                                   41 Woodford Avenue                           GE Industrial Systems
                                   Plainville, CT 06062

W.A. Woodburn                      General Electric Company                     Senior Vice President -
                                   3135 Easton Turnpike                         GE Specialty Materials
                                   Fairfield, CT  06431

R.C. Wright                        National Broadcasting Company, Inc.          Vice Chairman of the Board and
                                   30 Rockefeller Plaza                         Executive Officer, General
                                   New York, NY  10112                          Electric Company; Chairman
                                                                                and Chief Executive Officer,
                                                                                National Broadcasting Company, Inc.

                                                  Citizenship

                                    Yoshiaki Fujimori         Japan
                                    All Others                U.S.A.



                               EXHIBIT INDEX

Exhibit No.            Description of Exhibit
-----------            -----------------------

Exhibit 1 Joint Filing Agreement by and among National Broadcasting Company, Inc., National Broadcasting Company Holding, Inc. and General Electric Company, dated February 14, 2002.

Exhibit 2 Series G Preferred Stock Agreement by and between TiVo, Inc., and NBC Multimedia, Inc., dated as of April 16, 1999.

Exhibit 3 Sixth Amended and Restated Investor Rights Agreement by and among TiVo, Inc., and the purchasers of the Company's Series A, B, C, D, E, F and G Preferred Stock and Registrable Common Stock, dated as of April 16, 1999.

Exhibit 4 Amended and Restated Certificate of Incorporation of TiVo Inc. filed on April 15, 1999.

Exhibit 5 Note and Warrant Purchase Agreement, dated as of August 28, 2001 between NBC and the TiVo Inc.

Exhibit 6 Registration Rights Agreement, dated as of August 28, 2001, between NBC and TiVo Inc.

Exhibit 7 Letter agreement, dated as of August 28, 2001, between NBC and TiVo Inc.

Exhibit 8 Advertising Agreement between NBC and the Company, dated as of August 28, 2001.

Exhibit 9 Warrant Agreement (for One Year Warrants), dated as of August 28, 2001, between TiVo Inc. and The Bank of New York as Warrant Agent.

Exhibit 10 Warrant Agreement (for Five Year Terminable Warrants), dated as of August 28, 2001, between TiVo Inc. and The Bank of New York as Warrant Agent.

Exhibit 11 Warrant Agreement (for Five Year Warrants), dated as of August 28, 2001, between TiVo Inc. and The Bank of New York as Warrant Agent.

Exhibit 12 Indenture, dated as of August 28, 2001, between TiVo, Inc. as Issuer and The Bank of New York, as Trustee for 7% Convertible Senior Notes Due 2006.

Exhibit 13             7% Convertible Senior Notes due 2006 No. CSN-17
                       (CUSIP no. 888706AB4)

Exhibit 14             Warrant Certificate No. FYW-17 (CUSIP No. 888706 12
                       4) (Five Year Warrant)

Exhibit 15             Warrant Certificate No. OYW-17 (Unit CUSIP No.
                       888706 40 5; Warrant CUSIP No. 888-706 15 7) (One
                       Year Warrant)

Exhibit 16             Warrant Certificate No. FYTW-17 (Unit CUSIP No.
                       888706 40 5; Warrant CUSIP No. 888706 14 0) (Five
                       Year Terminable Warrant).

Exhibit 17 Nominee Agreement, dated as of September 20, 2000, between David Zaslav and National Broadcasting Company, Inc.